(518)943-2600

FILED VIA EDGAR

March 8, 2011

Mr. Michael Volley, Staff Accountant
Ms. Brittany Ebbertt, Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Greene County Bancorp
Commission File No. 0-25165
Form 10-K for Fiscal Year Ended June 30, 2010
Filed September 27, 2010
Form 10-Q for Fiscal Quarter Ended December 31, 2010
File February 14, 2011

Sir and Madame:

We are in receipt of the staff comment letter dated February 23, 2011 providing staff comments on the referenced filings by Greene County Bancorp, Inc. (the “Company”).

For your convenience we have reproduced each of the staff’s comments with the Company’s response following each comment as follows:

December 31, 2010 Form 10-Q
Management’s Discussion and Analysis
Analysis of Nonaccrual Loans and Nonperforming Assets

1.
You disclosed total nonaccrual loans of $5,961,000 and total impaired loans of $951,000 at December 31, 2010.  Please tell us in detail and revise future filings to reconcile and to clearly explain the relationship between these amounts.  Specifically discuss why you do not believe most of the nonaccrual loans are also impaired.  Also, explain how the nonaccrual loans are considered in your allowance for loan loss methodology.

P.O. Box 470 ● Catskill, NY 12414
Phone (518) 943-2600  Fax (518) 943-4431
www.tbogc.com

Mr. Michael Volley, et al.
March 8, 2011

Response to Item 1:

At December 31, 2010, the Company's nonaccrual loans substantially exceeded its impaired loans for several reasons. Generally the Company only evaluates large commercial mortgage, construction, multi-family and business loans individually for impairment. These loans comprise a smaller portion of the Company's overall loan portfolio. The larger portion of the loan portfolio, comprised of residential mortgages and home equity loans and installment loans, are evaluated for impairment collectively based on historical loss experience and other factors. These loans generally are adequately supported by collateral and, as a result, the level of impaired loans may only be a portion of the nonaccrual loans in these loan categories.

Loans that are either delinquent a minimum of 60 days or are on nonaccrual status, and are not individually considered impaired (primarily because the loans are smaller, homogenous loans) are either designated as “special mention” or “substandard,” and the allocation of the allowance for loan loss is based upon the risk associated with such designation. Large commercial mortgage, construction, multi-family and business loans, if deemed impaired, are immediately allocated a portion of the allowance for loan losses.

As requested by the staff, the Company will address these matters in future filings. Specifically, the Company intends to include the following additional disclosure in the section Analysis of Nonaccrual Loans and Nonperforming Assets of the Management’s Discussion and Analysis:

Management places loans on nonaccrual status once the loans have become 90 days or more delinquent or sooner if there is a significant reason for management to believe the collectability is questionable and, therefore, interest on the loan will no longer be recognized on an accrual basis.  Management may consider a loan impaired once it is classified as nonaccrual and when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a troubled debt restructuring.  It should be noted that management does not evaluated all loans individually for impairment.  The Bank of Greene County considers residential mortgages, home equity loans and installment loans as small, homogeneous loans, which are evaluated for impairment collectively based on historical loan experience and other factors.  In contrast, large commercial mortgage, construction, multi-family and business loans are viewed individually and considered impaired if it is probable that The Bank of Greene County will not be able to collect scheduled payments of principal and interest when due, according to the contractual terms of the loan agreement.  The measurement of impaired loans is generally based on the fair value of the underlying collateral.  The majority of The Bank of Greene County loans, including most nonaccrual loans, are small

Mr. Michael Volley, et al.
March 8, 2011

homogenous loan types adequately supported by collateral.  As a result, the level of impaired loans may only be a portion of the nonaccrual loans.  Loans that are delinquent or slow paying may not be impaired, especially small homogenous loan types, due to collateral adequacy.  Management considers the payment status of loans in the process of evaluating the adequacy of the allowance for loan losses among other factors.  Loans that are either delinquent a minimum of 60 days or are on nonaccrual status, and are not individually considered impaired, are either designated as Special Mention or Substandard, and the allocation of the allowance for loan loss is based upon the risk associated with such designation.  For further discussion and detail regarding the Allowance for Loan Losses and impaired loans please refer to Footnote (5) Credit Quality of Loans and Allowance for Loan Losses.

2. We note that the balance of your nonperforming assets and impaired loans, respectively, increased approximately 57% and 348% between the fiscal year ended June 30, 2010 and the six-month fiscal period ended December 31, 2010.  Please tell us and revise future filings to more thoroughly address the specific reason(s) for fluctuations in your nonperforming assets and impaired loans balances from period to period.

Response to Item 2:

The increase in nonperforming assets and in impaired loans in the six months ended December 31, 2010 was due to adverse changes in the local economy accompanied by increased local unemployment. The growth in nonperforming assets also was due in part to the extended legal requirements under New York law to complete a foreclosure sale. It should be noted that the increase in impaired loans, while large in percentage terms, was small in dollar terms and represented changes in a handful of loans.

As requested by the staff, the company will expand disclosure in future filings to discuss the reasons for fluctuations in nonperforming assets and impaired loans. Following is additional disclosure that will be included in future filings in the section Analysis of Nonaccrual Loans and Nonperforming Assets of the Management’s Discussion and Analysis:

Nonperforming assets amounted to $6,161,000 at December 31, 2010 and $3,921,000 as of June 30, 2010, an increase of approximately $2,240,000 or 57% and total impaired loans amounted to $951,000 at December 31, 2010 and $98,000 as of December 31, 2009, an increase of $853,000.  It should be noted that total impaired loans increased $739,000 or 348% since June 30, 2010 at which time the balance amounted to $212,000 consisting of one loan.  This growth has been the result of adverse changes within the economy and increases in local unemployment.  Real estate loans on nonaccrual status totaled $5.8 million at December 31, 2010 of which $3.7 million were in the process of foreclosure.  Of the remaining $2.1 million, $1.0 million were making payments pursuant to a forbearance agreement, but remain in a delinquent status therefore categorized as nonaccrual.  While the Bank makes every reasonable effort to work with the borrowers to collect amounts due, the number of loans in process of foreclosure has grown substantially over the past several years.  The growth in nonperforming assets is also due in part to the extended length of time required

Mr. Michael Volley, et al.
March 8, 2011

to meet all of the legal requirements mandated by New York State law prior to a foreclosure sale, which may be in excess of two years.  The majority of The Bank of Greene County loans, including most nonaccrual loans as of December 31, 2010, are small homogenous loan types adequately supported by collateral.  As a result, level of impaired loans may only be a portion of the nonaccrual loans.  Loans that are delinquent or slow paying may not be impaired, especially small homogenous loan types, due to collateral adequacy.

We trust the foregoing is responsive to the staff’s comments.  Any questions with regard to the foregoing should be directed to the undersigned.

P.O. Box 470 ● Catskill, NY 12414
Phone (518) 943-2600  Fax (518) 943-4431
www.tbogc.com

Mr. Michael Volley, et al.
March 8, 2011

As requested in your letter, the Company is providing the following statement:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,
Date: March 8, 2011	/s/ Michelle Plummer
Michelle Plummer, CPA Executive Vice President, Chief Financial Officer and Chief Operating Officer
Greene County Bancorp, Inc.

cc:           Donald E. Gibson, President & CEO
Robert B. Pomerenk, Esq.
Amy Purdy Godleski, ParenteBeard LLP

P.O. Box 470 ● Catskill, NY 12414
Phone (518) 943-2600  Fax (518) 943-4431
www.tbogc.com